Cyber Crucible

Cyber Crucible **prevents** data theft, identity theft and ransomware with **100% success rate.** And it's **completely automated** – no human intervention needed.

Effortless Deployment

Cyber Crucible installation is automated, silent, and auto-configuring. Users don't even know when IT teams deploy CC across the network.

Automated Protection

Thousands of AI driven attacks across dozens of machines are silently discovered and stopped. Only the security team knows the company was just quietly saved.

Detect
- Novel patented & patent-pending sensors

Model Behaviors
- AI enhanced behavioral models
- Root cause evidence stored

Decide
- Completely autonomous on-system decision making

Respond
- Hide data
- Suspend hacker program

 **Data Breach**
Automatically stops data theft from desktops, servers, and cloud environments before any data is taken.

Ransomware
Ends data encryption on desktops and servers without human intervention.

Identity Theft
Prevents theft of tokens, credentials, and keys, stopping unauthorized access.

GO TO MARKET PLAN & CURRENT TRACTION







- **Subscription Model:** $70 per desktop and $140 per server.
  - **No Additional Fees:** Transparent pricing with no hidden costs. Automation eliminates the need for costly training, onboarding and implementation.

- **Target Market:** Mid-cap companies in manufacturing, finance, healthcare, and gaming sectors.

- **Market Segmentation:** Prioritize mid-cap companies, ramp up to large enterprises by year three.

- **Sales Strategy:** Focus on direct to mid-cap enterprise. Automated procurement and sales process, shortening sales cycle significantly and reducing CAC.

Channel Partner Traction Accelerating

"As a global leader with a talented salesforce numbering in the **hundreds,** and a client base exceeding **20,000**, we are well-positioned to bring your exceptional product to a **wider** market.

...

Our aim is to have a defined service offering around Cyber Crucible during January 2025. While a specific level of adoption can never be guaranteed, we are targeting **100 – 300** introductions of Cyber Crucible to our **existing clients** in the **first quarter** of 2025."

Annual Recurring Revenue



1.8M additional revenue pre-booked for 2025

INVESTMENT OPPORTUNITY

In 2023, Cyber Crucible demonstrated market fit across multiple verticals, the ability to **close a software deal within 48 hours of demo,** and the ability to fulfill an enterprise sale **automatically** upon payment. This investment powers the transformation of Cyber Crucible's sales operations to enable the **massive scaling of software revenue possible** while maintaining industry-beating profit margins.

Investment Use of Funds



- Automate Prospect & Partner Sales/Fullfilment
- Digital Sales & Marketing
- Sales Team Staffing & Training
- Product Expansion

Investment Outcome:
Marketing Dominating Profit Margins

Incumbent MidCap
Industry Average
-$663K 3Y Ops Margin
1.1% Conversion Rate
$9K CAC



Cyber Crucible MidCap
Industry Average
+$8.1M 3Y Ops Margin
12.3% Conversion Rate
$3K CAC

LTV: Cyber Crucible's product retains high user engagement and renewals, resulting in a much higher LTV compared to the industry standard.

Conversion Rate: Focused marketing strategies and a strong value proposition leads to significantly higher conversion rates.

CAC: Streamlined marketing efforts without the need for traditional sales support reduce CAC below industry averages.